December 6, 2013

VIA EDGAR

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zoltek Companies, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 29, 2013 File No. 000-20600

Dear Mr. Mancuso:

Pursuant to the Staff’s oral request to our legal counsel, this letter confirms the supplemental background information provided to the Staff with respect to disclosure in the second paragraph on page 40 of our Preliminary Proxy Statement on Schedule 14A filed today. Specifically, we confirm that the “unlevered free cash flows” referenced in that paragraph were calculated by our financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), based upon information in forecasts provided to J.P. Morgan by management of Zoltek Companies, Inc. (the “Company”).

Pursuant to your request, the Company again confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon our legal counsel Andrew Klinghammer at (314) 552—6171 of Thompson Coburn LLP if you require additional information. We thank you in advance for your customary courtesies.

Very truly yours, ZOLTEK COMPANIES, INC. /s/ Andrew W. Whipple Andrew W. Whipple, Chief Financial Officer

cc:	Mr. Brian Soares Mr. Zsolt Rumy Thomas A. Litz, Esq.